DRAFT
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                                SUMMEDIA.COM INC.
                 (Name of Small Business Issuer in its Charter)

               COLORADO                                          95-4734398
------------------------------------------------      -----------------------------------
(State or Other Jurisdiction of Incorporation of      (I.R.S Employer Identification No.)
              Organization)

1200-1055 WEST HASTINGS STREET
VANCOUVER B.C. CANADA V6E 2E9                                     V6E 2E9
------------------------------                                   ---------
(Address of principal executive officers)                        (Zip Code)

Issuer's telephone number:  (604) 605-0901

Securities to be registered pursuant to Section 12(b) of the Act.

       Title of each Class                    Name of exchange on which
                                              registered

       -------------------                    -------------------------

        Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                   ------------------------------------------
                                (Title of Class)



--------------------------------------------------------------------------------

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT

         SUMmedia.com Inc. ("SUMmedia.com" or the "Company") was incorporated on December 7, 1990 under the laws of the State of Delaware as Pursuit Ventures Corporation. Under a merger agreement, effective August 21, 1998, SUMmedia.com merged with a Colorado corporation that was incorporated on March 20, 1997, under the name Remington Assets Limited, and, effective August 19, 1998, changed its name to Pursuit Ventures Corporation. Under the terms of the merger agreement, Pursuit Ventures Corporation, was the surviving corporation. SUMmedia.com changed its name to Reliance Resources Inc., effective September 8, 1998.

         On August 20, 1999, SUMmedia.com entered into a share exchange with SUM Media Corp., a British Columbia, Canada company. Pursuant to the terms of the transaction, SUMmedia.com issued 3,200,000 shares of common stock for 100% of the issued and outstanding common stock of SUM Media Corp. At the time of the transaction, the two companies were under common control, and therefore the transaction was accounted for similar to a pooling of interests where the assets, liabilities, shareholders' equity and results of operations of both companies were combined at their carrying amounts. SUMmedia.com was inactive from inception until this transaction. SUMmedia.com was incorporated in March 1999 and commenced operations in June 1999.

         SUMmedia.com subsequently changed its name to SUMmedia.com Inc., effective August 25, 1999. It received approval to change its trading symbol in the over-the-counter bulletin board (from "PSVC") to "ISUM", effective August 30, 1999.

         SUMmedia.com is a development stage company.

 (b)     BUSINESS OF THE ISSUER

Business

         SUMmedia.com is an Internet media and marketing company that provides online coupons, or "eCoupons," for small businesses through its portal, SavingUMoney.com. SUMmedia.com's goal is to provide Internet marketing initiatives for smaller businesses lacking the expertise or financial resources to embrace "eCommerce."

         In addition to its current eCoupon operations, SUMmedia.com plans to develop, market, and support online marketing and promotional activities for Web site design and hosting, and online shopping storefronts that enable small businesses to cost effectively utilize the Internet, regardless of their size, resources, or global address.

         There are a number of issues frequently encountered by companies in an early stage of development in new and rapidly evolving markets. To address these issues, SUMmedia.com plans to, among other things:

     o    protect and enhance its brand;
     o    expand its product and service offerings;
     o increase the amount of Internet traffic to SUMmedia.com and SavingUMoney.com, as well as other Web sites owned but currently under development;
     o increase the number and types of businesses that use its products and services;
     o increase the value of its eCouponing services to the public and to its retail customers and to its potential advertisers; and
     o    attract, integrate, retain and motivate qualified personnel.

--------------------------------------------------------------------------------
                                     Page 2

         Of its services, SUMmedia.com anticipates that eCoupons will be its major source of revenue for the near future. SUMmedia.com's eCoupon offerings are still in their infancy and, as a result, the effectiveness of eCoupons, as compared to traditional methods of reaching customers, cannot yet be determined. SUMmedia.com hopes to demonstrate to corporate customers that its eCoupons will increase the rate at which comparison shoppers become purchasers, improve customer satisfaction on SUMmedia.com's Web sites and offer a cost-effective alternative to newspaper and magazine advertising. If SUMmedia.com is unable to do this, its ability to attract and retain corporate customers will likely be impaired.

         Currently, SUMmedia.com has approximately 2,500 customers. Many of these customers are doing business under SUMmedia's promotional program of 90-day e-Coupon hosting with the signing of a 1-year contract. The majority of SUMmedia's customer contracts for eCoupons have a term of one year. As a result, if SUMmedia is unable to offer sufficient value to its customers during the term of these contracts, such customers may not renew their contracts. If SUMmedia.com does not obtain a sufficient amount of contract renewals, or if such renewal contracts are obtained on terms less favorable than the original contracts, its business will be materially adversely affected.

         It is anticipated that revenues from Internet advertising will be an incidental portion of SUMmedia.com's future revenues. However, because the Internet advertising market is new and rapidly evolving, SUMmedia.com cannot yet gauge its effectiveness, as compared to traditional advertising media. Advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet in the belief that Internet advertising is less effective than traditional advertising media for promoting their products and services. Consequently, advertisers may allocate only limited portions of their advertising budgets to Internet advertising. SUMmedia.com's business could be materially adversely affected if Internet advertising does not materialize or if SUMmedia.com is unsuccessful in developing its advertising revenues. Another risk lies in the deep discounting offered by online advertising, a strategy that SUMmedia.com believes it must match for the foreseeable future in order to penetrate this market.

Competition

         There are a significant number of sites on the Internet offering coupons for use online and offline. Two of SUMmedia.com's most significant competitors are ValuPage.com and CoolSavings.com. ValuPage.com is a grocery-only site, and is one of the most popular online coupon providers. In June 1999, ValuPage.com was ranked 46th in the top 100 list of most visited web domains with 3.8 million unique visitors each month. CoolSavings.com ranks 61st on the same list, with more than 2.2 million unique visitors per month. While the Cool Savings.com site coupon content is not limited to grocery items, it is exclusively focused on nationally branded products and national retail chains with coupons for approximately 300 companies. There are numerous smaller online coupon sites and competitors using traditional media such as newspaper inserts, direct mail flyers and co-op envelopes to distribute their coupons. Many of SUMmedia.com's existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical and marketing resources.

Intellectual Property

         SUMmedia.com is attempting to be proactive in protecting its intellectual property rights. It has filed five trademark applications in Canada and is in the process of making applications in other countries. SUMmedia.com owns approximately 20 domain names and plans to protect them with trademarks as it deems necessary. SUMmedia.com has not applied for any patents.


--------------------------------------------------------------------------------
                                     page 3

         Pursuant to Canadian intellectual property laws, copyright protection, at a base level, has been acquired automatically in Canada for the computer programs and web site designs developed by SUMmedia.com employees. Canadian law provides a higher level of copyright protection once the copyright is registered. We anticipate filing copyright applications for SUMMEDIA and SAVING U MONEY in the near future.

         In general, SUMmedia.com plans to protect its copyrights, service marks, trademarks, and trade secrets through a combination of laws and contractual restrictions, including confidentiality and non-disclosure agreements. For example, SUMmedia.com may elect to register its trademarks and service marks in the United States and internationally. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which SUMmedia.com's services are made available online. Because SUMmedia.com is devoting significant resources to building its brands, primarily "savingUmoney" and "SUMmedia.com," through media advertising campaigns, if it is not granted registered status for the trade and service marks for which it has applied, or if it is unable to defend its intellectual property rights, its business may be materially and adversely affected.

         Computer programs and web site designs, or portions thereof, that have been developed by independent contractors/consultants engaged by SUMmedia.com must be supported by the proper agreements to transfer the copyright to SUMmedia.com. Management has authorized final drafting of the appropriate documents.

         Domain names generally are regulated by Internet regulatory bodies. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Accordingly, SUMmedia.com could be unable to prevent third parties from acquiring domain names that infringe or otherwise reduces the value of its trademarks and other proprietary rights.

Regulation

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for SUMmedia.com's services, increase its cost of doing business or otherwise have a material adverse effect on its business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt popular demand for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

         SUMmedia.com will file tax returns in such jurisdictions as required by law based on principles applicable to traditional businesses. However, one or more jurisdictions could seek to impose additional income tax obligations or sales tax collection obligations on foreign companies, such as SUMmedia.com, which engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of electronic commerce and adversely affect SUMmedia.com's business.

         Legislation limiting the ability of the states to impose taxes on Internet-based transactions recently has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium, commencing on October 1, 1998 and ending on October 21, 2001, on state and local electronic commerce taxes, where such taxes are


--------------------------------------------------------------------------------
discriminatory, unless such taxes were generally imposed and actually enforced prior to October 1, 1998. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose Internet-based taxes.

Research and Development

         During the quarter ended September 30, 1999, SUMmedia.com expended $130,000 ($39,000 to June 30, 1999) on research and development. No costs were incurred in prior years. Research and development costs primarily were made up of payments to outside contractors and associated expenses related to engineering design work and testing of SUMmedia.com's technology. These costs are included as general and administrative costs.

Employees

         As of September 30, 1999, SUMmedia.com had approximately 100 employees (approximately 25 in Toronto, Ontario, 50 in Vancouver, British Columbia, and 25 in Seattle, Washington). SUMmedia.com has never experienced an employee organized work stoppage, and no employees are represented under collective bargaining agreements. SUMmedia.com considers relations with its employees to be good. SUMmedia.com plans to launch 15 new territories in the next 12 months. Each new launch of a business in a new region is expected to require the addition of approximately 25 people to the Company's staffing levels.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

         The following discussion should be read in conjunction with the consolidated financial statements of SUMmedia.com Inc.

Forward-Looking Statements

         This document contains certain forward-looking statements that involve risks and uncertainties, such as statements of SUMmedia.com's plans, objectives, expectations and intentions. When used in this document, the words "expects," "anticipates," "intends," "plans" and similar expressions are intended to identify certain of these forward-looking statements. The cautionary statements made in this document should be read as being applicable to all related forward -looking statements wherever they appear in this document. SUMmedia.com's actual results could differ materially from those discussed in this document.

Expansion Plans

         Over the next 12 months, the management of SUMmedia.com plans to expend significant resources to:

     o expand marketing and sales in current and new locations served by the SavingUMoney.com Website;
     o    build awareness of SUMmedia.com through advertising campaigns;
     o enter into markets in other U.S. cities, Europe, Asia, Australia and New Zealand; and
     o    open new offices and hire additional employees.

--------------------------------------------------------------------------------
                                     page 5

Cash requirements

         SUMmedia.com believes that its existing cash and cash sources will not be sufficient to fund its losses from operations, its capital expenditures and other obligations beyond the next month. If SUMmedia.com is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to SUMmedia.com, its business, financial condition and operating results will be materially adversely affected.

         It is anticipated that significant cash will be required over the next twelve months to fund: establishing and launching businesses in Australia ($1.5 million), Hong Kong ($1 million) and other Asian countries ($5 million); software and hardware for an enterprise-wide data and financial management system ($3 million); new U.S. territory launches ($3 million); a Canadian advertising and marketing campaign ($5 million); and general operations ($5 million). No budget has yet been set for the US or Asian advertising and marketing campaigns.

Research and Development

         During the next 12 months, SUMmedia.com intends to expend significant resources in the pursuit of Internet research and development to support internal operations, Internet content and geographic expansions.

Purchases of significant equipment

         SUMmedia.com has no material commitments for capital expenditures at September 30, 1999, but expects such expenditures to be at least $1 million through the remainder of 1999. Such expenditures will primarily be for computer equipment for SUMmedia.com's enterprise-wide systems, furniture and fixtures, personal computers and leasehold improvements. SUMmedia.com also has total minimum lease obligations of $938,000 under certain operating leases and $59,000 in capital leases through September 2004.

Employees

         Each new launch of a business in a new region is expected to require the addition of approximately 25 people to SUMmedia.com's staffing levels. As a result, if SUMmedia.com launches 15 new territories in the next 12 months, it can expect to add approximately 375 additional employees.

Results of Operations

         SUMmedia.com commenced operations in March 1999. From inception to that date, was an inactive "shell" with no operations or revenues; it had an accumulated deficit of approximately $60,000 comprised mainly of general and administrative costs (legal, audit, etc.). As a result, comparative figures are not meaningful and are therefore not included or discussed in this report.

         SUMmedia.com incurred a deficit of $2.9 million from December 7, 1990 (date of inception) through September 30, 1999 ($2.5 million in the quarter then ended), due to continuing costs of raising capital, stock-based compensation charges, initial operating expenses, and marketing and branding development.

         Revenues for the nine months ended September 30, 1999 were $145,401 (there were no revenues for the period from inception to June 30, 1999). There were no revenues for the period from inception to June 30, 1999. Approximately 80% of SUMmedia.com's revenues for the quarter ended September 30, 1999 were derived from exclusivity fees from Canadian businesses. The balance of


--------------------------------------------------------------------------------
                                     page 6

SUMmedia.com's revenues were derived from eCoupon sales and Website development and hosting fees paid by its customers. To date, online advertising on SUMmedia.com's website has not significantly contributed to revenues.

         General and administrative expenses for the nine months ended September 30, 1999 were $2.1 million. These expenses are generally attributed to the hiring of over 30 administrative staff to build the infrastructure of SUMmedia.com in areas of executive management, administrative personnel and technical support for SUMmedia.com's offices at a cost of $1.3 million which includes $1,033,000 in stock-based compensation. Also included are fees for external professional advisors. A significant general and administrative expense was incurred through the purchase of software licenses for $100,000. Another significant expenditure was travel expenses associated with trips to the United States, Australia, and Asia to secure financing and business partners for SUMmedia.com at a cost of $175,000. Leased office space increased from approximately 1,000 square feet at the end of the quarter ended June 30, 1999 to over 13,000 square feet office space at September 30, 1999, resulting in a cost of $66,000. SUMmedia.com anticipates that expenses will continue to increase as SUMmedia.com pursues its product rollouts.

         Research and development costs amounted to $169,000 for the nine months ended September 30, 1999. Research and development costs were primarily comprised of payments to outside contractors and expenses related to engineering design work and testing of SUMmedia.com's technology. These costs are included in the general and administrative category. Product development expenses are expected to increase significantly in future periods primarily due to the payment of consulting fees, salaries, and additional depreciation costs as SUMmedia.com continues to purchase equipment to improve and expand its operations both domestically and internationally, and as it completes the commercial development of its technology.

         During the nine months ended September 30, 1999, SUMmedia.com incurred $716,000 in various advertising and marketing costs, of which $315,000 was spent on salaries for over 40 new sales and marketing employees. SUMmedia.com's sales and marketing expenses are comprised primarily of compensation for SUMmedia.com's sales and marketing personnel, advertising, tradeshow and other promotional costs and expenses for creative design of SUMmedia.com's websites. The increases resulted primarily from continued growth in the number of personnel, increases in online, radio, and international advertising and third-party services. Sales and marketing expenses are expected to increase in the near term due to branding, advertising and marketing, and incremental expenses associated with personnel additions made in the current nine months and those expected in future quarters.

         Amortization expense was $133,000 for the nine months ended September 30, 1999 during which period SUMmedia.com purchased computers and office furniture at a total cost of $336,000 and a promotional vehicle for $86,000.

Liquidity and Capital Resources

         At September 30, 1999, SUMmedia.com had $327,247 in cash, a working capital deficiency of $(131,679) and shareholders' equity of $172,827. Net cash used in SUMmedia.com's operating activities was $2.3 million for the nine months ended September 30, 1999. The net cash used in operating activities in the period resulted primarily from net losses, offset by the timing of payable settlements, funds from shareholders, subscriptions receivable, and, to a lesser degree, by non-cash charges for depreciation and amortization and increases in various current asset and liability categories. Since SUMmedia.com has no significant revenues, working capital will continue to be depleted by operating

--------------------------------------------------------------------------------
                                     page 7
expenses. Furthermore, if SUMmedia.com should generate an operating loss for the last nine months comparable to the loss incurred for the nine months ended September 30, 1999, a substantial portion of the Corporation's remaining cash will be depleted and the working capital deficiency increased.

         Since June 1999, SUMmedia.com has financed its operations primarily through stock offerings and unsecured advances from the founders of SUM Media Corp.

         Net cash provided by financing activities in July and late September 1999 resulted from the sale of 1,500,000 shares of common stock for gross proceeds of $2.5 million. The net proceeds from these financing activities were used for funding operations and capital expenditures.

         Net cash used in investing activities in 1999 primarily resulted from the purchase of $421,000 in capital assets composed primarily of computer equipment, furniture, and a promotional vehicle. In additional investing, SUMmedia.com acquired all of the shares of SUM Media Corp., a private British Columbia company, in exchange for 3.2 million shares.

         SUMmedia.com's funding needs may vary depending upon a number of factors, including the number and nature of the marketing and sales launch initiatives; progress of SUMmedia.com's research and development programs; the number and breadth of these programs; the progress of the development and commercialization efforts of new products; and competing technological and market developments. In the future, SUMmedia.com will need to raise substantial additional funds to continue to conduct its branding, marketing plans, research and development, and to implement enterprise-wide infrastructure programs. SUMmedia.com intends to seek additional funding through public or private financing and up-front licensing fees of its technology. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, SUMmedia.com may be required to delay, reduce or eliminate one or more of its marketing strategies or research and development programs. These changes may also require SUMmedia.com to seek funding on less favorable terms than it would otherwise.

Year 2000 Issues

         Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. SUMmedia.com has reviewed its internal programs and has determined that there are no significant Year 2000 issues within SUMmedia.com's systems or services. SUMmedia.com has completed modifications to its internal systems to fix identified Year 2000 issues in an attempt to ensure Year 2000 compliance. The costs of these modifications have not been material and have involved a reallocation of internal resources rather than incremental expenditures. SUMmedia.com believes that its own software is Year 2000 compliant. However, SUMmedia.com could face unexpected expenses to fix any Year 2000 issues or unanticipated website outages, either of which would harm its business. In addition, SUMmedia.com uses third-party equipment and software that may not be Year 2000 compliant. SUMmedia.com is also conducting a further review of third-party software and embedded systems used in its online business. In addition, SUMmedia.com expects that the incremental cost of all of these reviews will not exceed $50,000. The cost of any necessary upgrades or changes cannot currently be precisely estimated. SUMmedia.com may be harmed if necessary upgrades or changes are not identified, or, if identified, are not timely and successfully implemented at an acceptable cost. SUMmedia.com also may be harmed by Year 2000 problems of its vendors and business partners. For example, SUMmedia.com may rely on credit card companies to collect the majority of its revenues from users. Due to the nature of the credit card system, some industry analysts have questioned the effect of the year 2000 on credit card processing and billing. Failure of SUMmedia.com's credit card vendors or

--------------------------------------------------------------------------------
                                     page 8
other third-party equipment or software vendors to properly process dates for the year 2000 and thereafter could require it to incur unanticipated expenses in seeking alternative means of payment or hardware or software replacements. It also could result in loss of revenues or unanticipated website outages. SUMmedia.com's marketing efforts are also dependent on the continued operation of Internet portals and other Internet sites on which it advertises.

         Although SUMmedia.com has not yet developed contingency plans with respect to collecting payment under these circumstances, it is unable to make such contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system-wide slowdown or breakdown. SUMmedia.com's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm SUMmedia.com's business.

Selected unaudited consolidated financial data

         The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and "Results Of Operations" appearing elsewhere in this document. The selected consolidated statement of operations data presented below for the period from inception through September 30, 1999 and the consolidated balance sheet data at September 30, 1999 are derived from the unaudited consolidated financial statements included elsewhere in this document. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. The consolidated financial data for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999 or any other future period.

CONSOLIDATED STATEMENT OF            PERIOD FROM
    OPERATIONS DATA:              DECEMBER 7, 1990
                                    (INCEPTION)
                                THROUGH DECEMBER 31,             YEAR ENDED DECEMBER 31,      NINE MONTHS ENDED SEPTEMBER 30
                                       1995                  1996        1997       1998         1998              1999
                                     (AUDITED)                         (AUDITED)                      (UNAUDITED)
Revenues
    Coupons                              --                    --          --         --           --           27,992
    Licenses                             --                    --          --         --           --          113,014
    Websites                             --                    --          --         --           --            8,653

Total Revenues                           --                    --          --         --           --          149,659
Operating Expenses:
    General & Administrative         44,500                 3,500       7,230      4,500        3,000        2,115,585
    Marketing & Sales                    --                    --          --         --           --          765,890
    Amortization                         --                    --          --         --           --          133,493
Total Operating Expenses             44,500                 3,500       7,230      4,500        3,000        3,014,968
Loss from Operations                (44,500)               (3,500)     (7,230)    (4,500)      (3,000)      (2,865,309)


--------------------------------------------------------------------------------
                                     page 9

   CONSOLIDATED BALANCE SHEET DATA:                         AS OF DECEMBER 31,         AS OF SEPTEMBER 30, 1999
                                                                (AUDITED)                    (UNAUDITED)
                                                      1996        1997       1998
Cash and cash equivalents                                --          --         --             327,247
Working capital (Deficiency)                        (13,000)    (20,000)    (4,500)           (131,679)
Total assets                                             --          --         --             866,055
Capital lease obligations                                --          --         --              59,445
Total stockholders' equity                          (13,000)    (20,000)    (4,500)            172,827

Quantitative and Qualitiaive Disclosure about Market Risk

         SUMmedia.com's exposure to market risk is principally confined to its cash and cash equivalents and available-for-sale securities, which have short maturities and, therefore, are believed to involve minimal market risk.

Business Overview

         SUMmedia.com is an Internet media and marketing company that provides online coupons, or eCoupons, for small businesses through its portal, SavingUMoney.com. SUMmedia.com's goal is to provide Internet marketing initiatives for smaller businesses lacking the expertise to exploit eCommerce opportunities.

Future Acquisitions

            SUMmedia.com will consider strategic acquisitions of companies with a strong brand identity and with customer and product information databases that augment its databases. It will be SUMmedia.com's practice to allow the acquired company's management team to retain responsibility for critical front-end business functions such as merchandising, creative presentation and marketing, while consolidating operational functions under its organization to realize economies of scale.

ITEM 3.  DESCRIPTION OF PROPERTY

         SUMmedia.com conducts all of its operations from leased and sub-leased facilities at various locations. SUMmedia.com believes that these facilities will be adequate for its current and foreseeable future needs, although future additions will be required with the set up of any new offices under SUMmedia.com's expansion plans.

The following table sets forth certain information relating to SUMmedia.com's facilities:

     Location               Size (sq. ft)               Use                        Lease Expiration
Vancouver, BC, Canada           8,800         Headquarters and sales office          July 31, 2003
Toronto, ON, Canada             3,500         Sales office                      September 30, 2004
Seattle, WA, USA                3,900         Sales office                        October 31, 2004

--------------------------------------------------------------------------------
                                     page 10

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to beneficial ownership of SUMmedia.com's common stock as of November 30, 1999 for:

     o each person or entity known by SUMmedia.com to beneficially own more than 5% of its outstanding common stock;
     o    each of its directors and named executive officers; and
     o all of SUMmedia.com's directors and named executive officers as a group.

     Unless otherwise indicated, the address for each of the individuals listed in the table is care of SUMmedia.com, 1200 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them.

        NAME AND ADDRESS OF BENEFICIAL OWNER     AMOUNT AND NATURE
         OR NAME OF OFFICER OR DIRECTOR        OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS(1)
        ------------------------------------   -----------------------   -------------------
         Dennis Molloy(2)                              4,932,794             31.7%
         Grant M. Petersen(3)                          4,951,994             31.4%
         John E. Veltheer(4)                             163,000              1.1%
         David R. Lewis(5)                               143,200              (10)
         Jihong M. Zhang(6)                              248,000              1.6%
         Andre Dragon(7)                                  86,000              (10)
         Albert C. Szajman(8)                             64,000              (10)
         David E. Jubb(9)                                 24,000              (10)
         David R. Noble(9)                                24,000              (10)
         All Officers and directors as a group        10,636,987             68.1%
         (9 persons)

--------------------

(1) Percentage of beneficial ownership is based on 14,990,000 shares of common stock issued and outstanding as of November 30, 1999.

(2) Mr. Molloy's address is 24446 - 80th Avenue, Langley, B.C., Canada. Includes 48,000 shares underlying stock options currently exercisable, or exercisable within 60 days and 500,000 shares underlying warrants currently exercisable, or exercisable within 60 days.

(3) Includes 67,000 shares underlying stock options currently exercisable, or exercisable within 60 days and 500,000 shares underlying warrants currently exercisable, or exercisable within 60 days.

(4) Includes 48,000 shares underlying stock options currently exercisable, or exercisable within 60 days.

(5) Includes 43,200 shares underlying stock options currently exercisable, or exercisable within 60 days.

--------------------------------------------------------------------------------
                                    page 11

(6) Includes 48,000 shares underlying stock options currently exercisable, or exercisable within 60 days.

(7) Includes 36,000 shares underlying stock options currently exercisable, or exercisable within 60 days.

(8) Includes 24,000 shares underlying stock options currently exercisable, or exercisable within 60 days.

(9) Represents 24,000 shares underlying stock options currently exercisable, or exercisable within 60 days.

(10) Less than one percent.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth information regarding the executive officers and directors and key employees of SUMmedia as of November 30, 1999:

             NAME AND POSITION                                  AGE          HELD POSITION SINCE
             Grant M. Petersen, Chairman of the Board, and       43                 1999
             Chief Executive Officer
             John E. Veltheer, President and Director            34                 1999
             David R. Lewis, Chief Financial Officer,            54                 1999
             Secretary, Treasurer, and Director
             Andre Dragon, Chief Operating Officer               41                 1999
             David R. Noble, Chief Information Officer           38                 1999
             Albert C. Szajman, Vice President, Marketing        42                 1999
             Jihong M. Zhang, Vice President, Offshore           31                 1999
             Expansion and Corporate Development and
             Director
             David E. Jubb, Vice President, ePartnering          56                 1999

All directors have served since August 20, 1999. The SUMmedia.com board is divided into three classes designated as Class I, Class II and Class III and its directors will be assigned to each class by the board. At the first annual meeting of stockholders following the submission of this registration, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years; Class II directors will be elected for a full term of two years; and Class III directors will be elected for a full term of one year. At the second annual meeting of stockholders following the submission of this registration, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At the third annual meeting of stockholders following the submission of this registration, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term

--------------------------------------------------------------------------------
                                    page 12
of three years to succeed the directors of the class whose terms expire at such annual meeting. The Class I directors are Grant Petersen, John Veltheer, Jihong Zhang, and David Lewis; there are no Class II or Class III directors as of November 30, 1999.

         The following is a brief summary of the business experience of each director and officer over the last five years:

GRANT M. PETERSEN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

         Mr. Petersen has been an officer and director of the Company since June 1999. Over the past five years Mr. Petersen has been working in the automobile leasing business. Previously, Mr. Petersen was involved in various entreprenurial endeavors, ranging from the construction industry to the automotive sector.

JOHN E. VELTHEER
PRESIDENT

         Dr. Veltheer has been an officer of the Company since June 1999 and a director since August 1999. From early 1997 to June 1999, Dr. Veltheer worked with numerous technology startup companies where he used his investor relations, business planning, consulting, and financing skills. From 1998 to June 1999, he was manager of shareholder relations at Softwex Technologies Inc. and remains the principal of a Vancouver-based venture capital company: Iridium Capital Inc. From September 1995 to September 1996, Dr. Veltheer was research associate at the University of British Columbia. From September 1993 to August 1995, he was a post-doctoral fellow at the University of California, Berkeley. Dr. Veltheer has a PhD in Chemistry from University of British Columbia.

DAVID R. LEWIS
CHIEF FINANCIAL OFFICER

         Mr. Lewis has been an officer of the Company since July 1999 and a director since August 1999. Prior to joining SUMmedia.com in July 1999, Mr. Lewis was the CFO at Alya International Inc., a publicly traded developer of advanced security and building management systems for large facilities. In 1998, he was the CFO and a director at Net Nanny Software International Inc., a publicly-traded a developer of Internet and Web filtering software. From mid-1994 to early 1998, Mr. Lewis provided management consulting to various startup companies to help them achieve their operational and financial objectives through the design and implementation of practical financial and productivity solutions. Mr. Lewis was with Hariston Corporation, a public company, from 1992 to mid-1994. He joined Hariston as International Controller in late 1992 and became CFO in late 1993. Hariston was engaged in a number of international ventures, including investments in US minerals recovery operations, Canadian oil and gas working and royalty interests, proprietary home medical products, and European supermarkets and home improvement stores. Mr. Lewis has a degree in Metallurgical Engineering from Dalhousie University in Halifax and a Chartered Accountant designation obtained while with Coopers & Lybrand in Toronto, Ontario.

ANDRE DRAGON
CHIEF OPERATING OFFICER

         Mr. Dragon has been an officer of the Company since July 1999. From May 1997 to June 1999, Mr. Dragon was the National Director, Sales and Marketing with Nextport Media, a subsidiary of Bell Actimedia, BCE Inc.'s marketing, printing and publishing group. From October 1994 to November 1996, Mr. Dragon was Director, International Expansion and Regional General Manager at Interactive Media

--------------------------------------------------------------------------------
                                    page 13

Group, a Toronto, Ontario developer of interactive communications solutions. Mr. Dragon holds a Master of Business Administration degree from Concordia University in Montreal, Quebec.

DAVID R. NOBLE
CHIEF INFORMATION OFFICER

         Mr. Noble joined SUMmedia.com in November 1999 from Oracle Corporation, where he was a Technical Manager responsible for Internet Development from the beginning of 1999. From 1994 to 1998, Mr. Noble was with Sierra Systems Consultants Inc, where he was a principal and Technology Leader for the Public Sector Practice and responsible for the Oracle Technology Partnership. Mr. Noble received an honours degree in Computer Science and Information Processing at Brock University, St. Catharines, Ontario (with a minor in Business Management) and a Communications Diploma at Napier College in Scotland.

JIHONG (MELODY) ZHANG
SENIOR VICE PRESIDENT, OFFSHORE EXPANSION AND CORPORATE DEVELOPMENT

         Ms. Zhang joined SUM Media Corp. in May 1999 and has been an officer of SUMmedia.com Inc. since July 1999 and a director since August 1999. From 1998 to early 1999, Ms. Zhang managed a cellular phone distribution company (which she founded) in China and which was the exclusive regional phone distributor for China Unicom, the second largest telecommunications company in China. From 1997 to 1998, Ms. Zhang was an independent marketing and technology consultant. From 1991 to 1997, Ms. Zhang was General Manager of Zhuhai Suntech Computer Co., Ltd.; a company that distributed brand name computers and accessories. Ms. Zhang has a Bachelor of Science in Physics from the University of Science and Technology, China.

ALBERT C. SZAJMAN
VICE PRESIDENT, MARKETING

         Mr. Szajman joined the Company in August 1999 and has been an officer of SUMmedia.com Inc. since that time. From 1997 to 1999, he was Vice President of Palmer Jarvis DDB in Vancouver, BC. From 1991 to 1997, Mr. Szajman was with Bryant, Fulton & Shee, Baird Advertising where he rose from Account Director to Promotional Marketing Director. Mr. Szajman is a graduate of the Advertising and Marketing program at British Columbia Institute of Technology.

DAVID E. JUBB
VICE PRESIDENT, EPARTNERING

         Mr. Jubb has been an officer of the Company since September 1999.
From 1992 to 1996 and from 1998 to late 1999, Mr. Jubb was Vice President, Sales of Liberty Integration Software. From 1996 to 1998, he was also the founder and proprietor of a local sales consultancy operation for more than two years. Mr. Jubb received a Batchelor of Arts degree from the University of North Carolina. Mr. Jubb spent four years in the US Marine Corps, before beginning a career in high tech sales management.


--------------------------------------------------------------------------------
                                    page 14

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         During the fiscal year ended December 31, 1998, no executive officer of SUMmedia.com received a salary. The following table sets forth information concerning compensation earned in the fiscal year ended December 31, 1998 by Patrick Brooks, SUMmedia.com's President. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation.

                               Annual Compensation

 Name and Principal                                                          Other Annual         All Other
    Position                       Year        Salary($)      Bonus($)     Compensation($)     Compensation($)
 ------------------                ----        ---------      --------     ---------------     ---------------
Patrick Brooks, President and      1998            --            --              --                   --
sole director to August 1999
                                                              --------     ---------------     ---------------

OPTION GRANTS IN LAST FISCAL YEAR

         During the fiscal year ended December 31, 1998, SUMmedia.com did not grant stock options to any person.

Director Compensation

            Currently, SUMmedia.com's directors do not receive any compensation for their services as directors. In the near future, SUMmedia.com expects to establish a compensation plan for non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of SUMmedia.com's executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the nine months ended September 30, 1999, Grant M. Petersen, the Chief Executive Officer and a director of SUMmedia.com and Dennis Molloy, together loaned SUMmedia.com $171,726 without interest and without stated terms of repayment.


--------------------------------------------------------------------------------
                                    page 15

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         SUMmedia.com is authorized to issue 65,500,000 shares of $0.01 par value common stock, of which 14,990,000 shares are issued and outstanding as of November 15, 1999. As of November 15, 1999, SUMmedia.com had approximately 50 holders of record of its common stock. Holders of record of SUMmedia.com's common stock did not include persons whose shares are held in their securities brokerage accounts. SUMmedia.com estimates that there are approximately 50 beneficial holders of its common stock. Holders of shares of common stock are entitled to one vote per share on all matters submitted to vote of the shareholders of SUMmedia.com. However, in the election of directors, each holder of shares of common stock is entitled to have as many votes for each share owned as there are directors to be elected. There is no right to accumulate votes in the election of directors. A majority of the votes entitled to be cast on a matter by a voting group constitutes a vote for action on a matter. Subject to preferences that may apply to shares of preferred stock outstanding, the holders of shares of common stock are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up of the assets of the Corporation, the holders of shares of common stock will be entitled to share ratably in the distribution of all assets remaining available for distribution after satisfaction of all liability and the payment of any liquidation preference on any outstanding preferred stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION.

         SUMmedia.com's common stock trades on the OTC Bulletin Board. The range of high and low bid quotations for the quarter ended September 30, 1999 was between $5.92 and $2.88. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions. Management has been unable to locate any trading information for the quarterly periods ended between December 31, 1997 and June 30, 1999. The sourcew of the high and low bid information is from Bloomburg Website Services.

         The market in which SUMmedia.com's common stock trades is commonly referred to as the electronic bulletin board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of SUMmedia.com's common stock. In addition, SUMmedia.com is subject to a rule promulgated by the Securities and Exchange Commission that provides that if SUMmedia.com fails to meet certain criteria set forth in such rule, various sales practice requirements are imposed on broker/dealers who sell SUMmedia.com's common stock to persons other than established customers and accredited investors. For these types of transactions, the broker/dealer has to make special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the rule may have an adverse effect on the ability of broker/dealers to sell SUMmedia.com's common stock, which may have an adverse effect on the ability of purchasers to sell SUMmedia.com's common stock in the market.

--------------------------------------------------------------------------------
                                    page 16

HOLDERS

         As of November 15, 1999, SUMmedia.com has approximately 50 holders of record of its common stock.

DIVIDENDS

         SUMmedia.com has not declared cash dividends on its common stock since its inception. SUMmedia.com does not anticipate paying any dividends on its common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         SUMmedia.com is not currently a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         A decision to change SUMmedia.com's principal independent accountant was recommended by the board of directors and was approved by the shareholders on August 20, 1999. This change is the result of SUMmedia.com's desire to engage a global accounting firm. As of the date of this registration statement, Henry Schiffer, P.C. has not been dismissed as SUMmedia.com's principal independent accountant and no other accounting firm has been formally engaged.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On August 6, 1999, SUMmedia.com issued 3,200,000 shares of its common stock for 9,000,001 shares (100%) of SUM Media Corp. Issuance of the shares was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended ("1933 Act"). The purchaser had access to full information concerning SUMmedia.com and represented that it purchased the shares for the purchaser's own account and not for the purpose of distribution. The shares contained a restrictive legend advising that the securities represented by the shares may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.

         In August 1999, SUMmedia.com issued 500,000 units each to Tigerlily Financial Inc. and Cambridge Asset Holdings S.A. for gross proceeds of $1,000,000. Each unit consisted of one share of common stock and one common stock purchase warrant. Each warrant is exercisable for 24 months for $3.00 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.

         In September 1999, SUMmedia.com issued 500,000 units for gross cash proceeds of $1,500,000 to Startech Corporation. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for $4.50 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the

--------------------------------------------------------------------------------
                                    page 17

1933 Act. The purchaser had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.

         In November 1999, SUMmedia.com issued 500,000 units for gross cash proceeds of $1,500,000 to Valdar Enterprises Ltd. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for $4.50 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by
Section 4(2) of the 1933 Act. The purchaser had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

            SUMmedia.com has applied for a directors and officers liability insurance policy. This insurance policy is expected to insure the past, present and future directors and officers of SUMmedia.com, with certain exceptions, from claims arising out of any error, omission, misstatement, misleading statement, neglect or breach of duty or act by any of the officers or directors of SUMmedia.com while acting in their respective capacities as such. Claims include claims arising under federal and state securities laws.

            Section 7-109-102 of the Colorado Business Corporation Act permits a Colorado corporation to indemnify any director against liability if such person acted in good faith and, in the case of conduct in an official capacity with the corporation, that the directors conduct was in the corporation's best interest and, in all other cases, that the director's conduct was at least not opposed to the best interests of the corporation or, with regard to criminal proceedings, the director had no reasonable cause to believe the director's conduct was unlawful.

            SUMmedia.com's Amended and Restated Articles of Incorporation provide that a corporation shall, to the fullest extent permitted by the laws of the state of Colorado, indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal by reason of the fact that he or she is or was a director, officer, fiduciary agent of the corporation or is or was serving at the request of the corporation as a director, officer, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee

--------------------------------------------------------------------------------
                                    page 18
benefit plan. In addition, the Amended and Restated Articles of Incorporation state that the corporation shall have the right, in its sole discretion, to indemnify any other person to the fullest extent allowed by the laws of the state of Colorado, except as may be limited by law from time to time in effect.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SUMMEDIA.COM INC.
Date:  December 20, 1999

                                            Grant M.Petersen, Chairman and Chief
                                            Executive Officer



                                    PART F/S

         The financial statements located in the Company's Annual Reports on Form 10-KSB for the years ended December 31, 1998 and 1997 and located in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 are incorporated into this registration statement by reference.




--------------------------------------------------------------------------------
                                    page 19

SUMMEDIA.COM INC.
CONSOLIDATED BALANCE SHEETS
(A DEVELOPMENT STAGE COMPANY)
AS AT SEPTEMBER 30, 1999  AND DECEMBER 31, 1998
(UNAUDITED - PREPARED BY MANAGEMENT)
(IN U.S. DOLLARS)

                                                                                  SEPTEMBER 30, 1999  DECEMBER 31, 1998
ASSETS                                                                                                    (NOTE 1)
                                                                                  ------------------  -----------------

CURRENT ASSETS
      Cash and cash equivalents                                                       $   327,247        $      --
      Short term deposits                                                                  30,959
      Accounts receivable (Note 4)                                                        137,190               --
      Prepaid expenses                                                                     25,164               --
                                                                                      -----------        -----------

                                                                                      $   520,560        $      --

      Security deposits                                                                    57,481               --
      Capital assets (Note 4)                                                             358,562               --

                                                                                      -----------        -----------

                                                                                      $   936,603        $      --
                                                                                      ===========        ===========

LIABILITIES

CURRENT LIABILITIES
      Accounts payable and accrued liabilities (Note 4)                               $   436,914        $     4,500
      Deferred revenue (Note 4)                                                            25,143               --
      Current portion of obligation under capital lease (Note 8)                           18,456               --
      Due to related parties (Note 9)                                                     171,726               --

                                                                                      -----------        -----------

                                                                                      $   652,239        $     4,500

                                                                                      -----------        -----------
LONG TERM LIABILITIES
      Obligation under capital lease (Note 8)                                         $    40,989        $      --

                                                                                      -----------        -----------
SHAREHOLDERS' EQUITY

      Preferred shares, $1.00 par value; 1,000,000 shares
        authorized; nil (1998 - nil) shares issued
        and outstanding (Note 7)
      Common shares, $0.01 par value; 65,500,000 shares
        authorized; 13,990,000 (1998 - 2,000,000) shares issued
        and outstanding (Note 7)                                                      $    12,000        $     2,000
      Additional paid-in capital (Note 7)                                               2,076,230             53,230
      Share subscriptions (Note 7)                                                      1,000,000               --
      Deficit                                                                          (2,854,491)           (59,730)
      Accumulated other comprehensive income                                                9,636               --
                                                                                      -----------        -----------

                                                                                      $   243,375        $    (4,500)

                                                                                      -----------        -----------
                                                                                      $   936,603        $      --
                                                                                      ===========        ===========

      Nature of operations and going concern (Note 1)
      Commitments (Note 8)
      Subsequent Events (Note 11)


 The accmpanying notes are integral to these consolidated financial statements.

SUMMEDIA.COM INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(A DEVELOPMENT STAGE COMPANY)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND YEAR ENDED DECEMBER 31, 1998 (UNAUDITED - PREPARED BY MANAGEMENT)
(IN U.S. DOLLARS)

                                                                                          ADDITIONAL
                                                                COMMON STOCK                PAID IN            SHARE
                                                         SHARES            AMOUNT           CAPITAL         SUBSCRIPTIONS
                                                      -----------        -----------      ------------      -------------

BALANCE, DECEMBER 31, 1997                                500,000        $       500       $    34,730       $      --
Shares issued to officer for cancellation of
   debt (Note 7)                                        1,500,000              1,500            18,500              --
Net loss, year ended December 31, 1998                       --                 --                --                --
                                                      -----------        -----------       -----------       -----------

BALANCE, DECEMBER 31, 1998                              2,000,000              2,000            53,230              --
Cancellation of shares issued to officer for
  cancellation of debt in June 1998  (Note 7)          (1,500,000)              --                --                --
Forward stock split 1:32 (Note 7)                      15,500,000               --                --                --
Cancellation of shares to sole officer (Note 7)        (6,210,000)              --                --                --
Acquisition of subsidiary (Note 7)                      3,200,000               --                --                --
Private placement #1 (Note 7)                           1,000,000             10,000           990,000              --
Private placement #2 (Note 7)                                --                 --                --           1,500,000
Share subscription receivable (Note 7)                       --                 --                --            (500,000)
Stock-based compensation (Note 7)                            --                 --           1,033,000              --
Foreign currency translation                                 --                 --                --                --
Net loss for the nine months                                 --                 --                --                --
                                                      -----------        -----------       -----------       -----------

BALANCE, SEPTEMBER 30, 1999                            13,990,000        $    12,000       $ 2,076,230       $ 1,000,000
                                                      ===========        ===========       ===========       ===========


                                                                        ACCUMULATED
                                                                           OTHER            TOTAL
                                                                       COMPREHENSIVE     SHAREHOLDERS'
                                                        DEFICIT            INCOME       EQUITY (DEFICIT)
                                                      -----------      -------------    ----------------

BALANCE, DECEMBER 31, 1997                            $   (55,230)       $      --         $   (20,000)
Shares issued to officer for cancellation of
   debt (Note 7)                                             --                 --              20,000
Net loss, year ended December 31, 1998                     (4,500)              --              (4,500)
                                                      -----------        -----------       -----------

BALANCE, DECEMBER 31, 1998                                (59,730)              --              (4,500)
Cancellation of shares issued to officer for
  cancellation of debt in June 1998  (Note 7)                --                 --                --
Forward stock split 1:32 (Note 7)                            --                 --                --
Cancellation of shares to sole officer (Note 7)              --                 --                --
Acquisition of subsidiary (Note 7)                           --                 --                --
Private placement #1 (Note 7)                                --                 --           1,000,000
Private placement #2 (Note 7)                                --                 --           1,500,000
Share subscription receivable (Note 7)                       --                 --            (500,000)
Stock-based compensation (Note 7)                            --                 --           1,033,000
Foreign currency translation                                 --                9,636             9,636
Net loss for the nine months                           (2,794,761)              --          (2,794,761)
                                                      -----------        -----------       -----------

BALANCE, SEPTEMBER 30, 1999                           $(2,854,491)       $     9,636       $   243,375
                                                      ===========        ===========       ===========


COMPREHENSIVE INCOME
      Net income as above                                                                  $(2,794,761)
      Translation adjustment                                                                     9,636

                                                                                           -----------
            Total comprehensive income                                                     $(2,785,125)
                                                                                           ===========

 The accmpanying notes are integral to these consolidated financial statements.

SUMMEDIA.COM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(A DEVELOPMENT STAGE COMPANY)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
(UNAUDITED - PREPARED BY MANAGEMENT)
(IN U.S. DOLLARS)


                                                     THREE MONTHS       THREE MONTHS       NINE MONTHS       NINE MONTHS
                                                        ENDED             ENDED              ENDED             ENDED
                                                 SEPTEMBER 30, 1999  SEPTEMBER 30,1998 SEPTEMBER 30, 1999 SEPTEMBER 30, 1998
                                                 ------------------  ----------------- ------------------ ------------------
SALES                                            $       145,401    $          --      $       149,659    $          --

COST OF SALES                                             28,633               --               34,062               --

                                                 ---------------    ---------------    ---------------    ---------------
GROSS MARGIN                                     $       116,768    $          --      $       115,597    $          --
                                                 ---------------    ---------------    ---------------    ---------------


OPERATING EXPENSES
     General and administrative                  $     1,798,041    $         2,000    $     2,002,522    $         3,000
     Marketing and sales                                 599,426               --              750,828               --
     Amortization                                        142,033               --              157,008               --
                                                 ---------------    ---------------    ---------------    ---------------

                                                 $     2,539,500    $         2,000    $     2,910,358    $         3,000
                                                 ---------------    ---------------    ---------------    ---------------
LOSS FROM OPERATIONS FOR THE PERIOD AND BEFORE
   INCOME TAXES                                  $    (2,422,732)   $        (2,000)   $    (2,794,761)   $        (3,000)

PROVISION FOR INCOME TAXES                                  --                 --                 --                 --

                                                 ---------------    ---------------    ---------------    ---------------
NET LOSS FOR PERIOD                              $    (2,422,732)   $        (2,000)   $    (2,794,761)   $        (3,000)
                                                 ===============    ===============    ===============    ===============


NET LOSS PER SHARE (BASIC)                                 (0.21)   $          --      $         (0.06)   $          --


WEIGHTED AVERAGE SHARES (BASIC)                       11,616,374         64,000,000         43,409,373         34,420,664
                                                 ===============    ===============    ===============    ===============


                                                      PERIOD FROM
                                                    DECEMBER 7, 1990
                                                 (DATE OF INCEPTION) TO
                                                   SEPTEMBER 30, 1999
                                                 ----------------------
SALES                                              $       149,659

COST OF SALES                                      $        34,062

                                                   ---------------
GROSS MARGIN                                       $       115,597
                                                   ---------------


OPERATING EXPENSES
     General and administrative                    $     2,062,252
     Marketing and sales                                   750,828
     Amortization                                          157,008
                                                   ---------------

                                                   $     2,970,088
                                                   ---------------
LOSS FROM OPERATIONS FOR THE PERIOD AND BEFORE
   INCOME TAXES                                    $    (2,854,491)

PROVISION FOR INCOME TAXES                                    --

                                                   ---------------
NET LOSS FOR PERIOD                                $    (2,854,491)
                                                   ===============


NET LOSS PER SHARE (BASIC)


WEIGHTED AVERAGE SHARES (BASIC)






The accompanying notes are integral to these consolidated financial statements.

SUMMEDIA.COM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(A DEVELOPMENT STAGE COMPANY)
NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
(UNAUDITED - PREPARED BY MANAGEMENT)
(IN U.S. DOLLARS)

                                                                                                                  PERIOD FROM
                                                                                                                DECEMBER 7, 1990
                                                                   NINE MONTHS ENDED     NINE MONTHS ENDED   (DATE OF INCEPTION) TO
                                                                   SEPTEMBER 30, 1999    SEPTEMBER 30, 1998    SEPTEMBER 30, 1999
                                                                 --------------------  --------------------  ----------------------

CASH PROVIDED BY (USED FOR) OPERATIONS
     Net loss for period                                             $ (2,794,761)          $    (3,000)          $ (2,854,491)
         Adjustments to reconcile net loss to net cash used in
            operating activities
             Amortization of capital assets and goodwill                  157,008                  --                  157,008
             Changes in non-cash working capital
                 Short term deposit                                       (30,959)                                     (30,959)
                 Accounts receivable                                     (137,190)                 --                 (137,190)
                 Prepaid expenses                                         (25,164)                 --                  (25,164)
                 Accounts payable and accrued liabilities                 432,414                 3,000                436,914
                 Deferred revenue                                          25,143                  --                   25,143
                 Due to related parties                                   171,726                  --                  171,726
                                                                     ------------           -----------           ------------

                                                                     $ (2,201,783)          $      --             $ (2,257,013)
                                                                     ------------           -----------           ------------

FINANCING ACTIVITIES
     Issuance of common stock                                        $  2,033,000           $      --                2,088,230
     Share subscription less subscription receivable                    1,000,000                  --                1,000,000

                                                                     $  3,033,000           $      --             $  3,088,230
                                                                     ------------           -----------           ------------

INVESTING ACTIVITIES
     Security deposits                                               $    (57,481)          $      --             $    (57,481)
     Purchase of capital assets                                          (456,125)                 --                 (515,570)
                                                                     ------------           -----------           ------------

                                                                     $   (513,606)          $      --             $   (573,051)
                                                                     ------------           -----------           ------------

FOREIGN EXCHANGE EFFECT ON CASH                                             9,636                  --                    9,636
                                                                     ------------           -----------           ------------

INCREASE IN CASH ON HAND                                             $    327,247           $      --             $    267,802

CASH ON HAND, BEGINNING OF PERIOD                                            --                    --                     --
                                                                     ------------           -----------           ------------

CASH ON HAND, END OF PERIOD                                          $    327,247           $      --             $    267,802
                                                                     ============           ===========           ============

 The accmpanying notes are integral to these consolidated financial statements.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


     1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     THE COMPANY

     SUMmedia.com Inc. (the "Company" or "SUMmedia.com") is an Internet media and marketing company that provides online coupons for small business through its portal, SavingUMoney.com. The Company's business consists of providing Internet marketing initiatives including eCoupons, discount eShopping and website design and hosting primarily for smaller businesses. The company plans to generate revenue from several sources, including eCoupons, hosting fees, fees from advertisers and exclusivity fees.

     The Company was incorporated on December 7, 1990 under the laws of the State of Delaware as Pursuit Ventures Corporation ("Pursuit").

     Under a Plan and Agreement of Merger dated August 21, 1998, Pursuit merged with Remington Assets Limited ("Remington"), a Colorado corporation that was incorporated on March 20, 1997. Under the terms of the Agreement of Merger, Pursuit became the surviving company. Effective September 8, 1998, Pursuit changed its name to Reliance Resources Inc. ("Reliance").

     On August 20, 1999, Reliance entered into a share exchange agreement with SUM Media Corp., a British Columbia, Canada company. Pursuant to the terms of the transaction, Reliance issued 3,200,000 common shares from treasury for 100% of the issued and outstanding shares of SUM Media Corp. At the time of the transaction, Reliance and SUM Media Corp. were under common control and as such, this transaction has been accounted for similar to a pooling of interests whereby assets, liabilities, shareholders equity and results of operations of both companies have been combined at their carrying amounts.

     GOING CONCERN AND BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements, in management's view, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows.

     The Company has not yet generated significant revenues and has no assurance of the future profitability. Even if marketing efforts are successful, substantial time may pass before profitability will be achieved. During this time, the Company will require additional financing. The Company has had net working capital deficits and losses from operations that raise substantial doubt about its ability to continue as a going concern.

     These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company is in discussions with financing institutions in Asia with respect to securing equity financing. However, there are no assurances that the Company will be successful in closing such financing transactions.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     The Company's ability to continue as a going concern is dependent upon obtaining additional financing and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

     2.  SUPPLEMENTAL CASH FLOWS

                                                                                        PERIOD FROM
                                                                                        DECEMBER 7
                                                                                        1990 (INCEPTION
                                                                                        OF DEVELOPMENT
                                                                                        STAGE) TO
                                                   SEPTEMBER 30       DECEMBER 31       DECEMBER 31
                                                   1999               1998              1997

     SUPPLEMENTAL CASH FLOW INFORMATION
      Cash paid for interest                       $Nil               $Nil              $Nil
      Cash paid for income taxes                   $Nil               $Nil              $Nil
     SUPPLEMENTAL NON-CASH INVESTING AND
       FINANCING ACTIVITIES
     Issuance of Common Stock for:
      Stock-based compensation                     $1,033,000         $Nil               $Nil
      Capital lease obligations                    $   59,445         $Nil               $Nil
                                                   ----------         ----               ----
      Share subscription receivable                $  500,000         $Nil               $Nil
                                                   ----------         ----               ----

     3.  SIGNIFICANT ACCOUNTING POLICIES

     DEVELOPMENT STAGE

     The Company's activities since April 1999 have primarily consisted of establishing facilities, recruiting personnel, conducting research and development, developing business and financial plans and raising capital. Accordingly, the Company is considered to be in the development stage. The accompanying financial statements should not be regarded as typical for a normal operating period. Prior to April 1999, the Company was inactive incurring only general and administrative expenses.

     GENERALLY ACCEPTED ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     BASIS OF CONSOLIDATION

     These consolidated financial statements of the Company include the accounts of the Company and its wholly- owned subsidiary, SUM Media Corp. All significant intercompany balances and transactions have been eliminated on consolidation (refer to Note 1).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company's management to make estimates and assumptions which affect the amounts reported in these financial statements and the notes thereto. Actual results could differ from those estimates.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value gains or losses are recognized immediately in the statement of income.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized on a straight line basis over their estimated useful lives as follows:

         Software                                    1 year
         Computer equipment                          2 years
         Automobile                                  3 years
         Office equipment                            5 years
         Furniture and fixtures                      5 years
         Leasehold improvements                      the remaining lease term

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and rateably for future services over the option vesting period.

     The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached but the Emerging Issues Task Force in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" (EITF 96-18). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the date on which there first exists a firm commitment for performance by the provider of goods or services as defined by EITF 96-18.

     For purposes of valuing the Company's stock-based compensation transactions and equity instruments issued for the receipt of goods or services the Company uses the market price of its common stock, as quoted on the OTC-bulletin board, on the measurement date for the applicable transaction.

     PRODUCT DEVELOPMENT COSTS

     Product development costs include expenditures incurred by the Company to design and enhance the Company's website. Product development costs are expensed in the period in which they are incurred.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, and accounts receivable which are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term deposits with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the low average billing and large number of customers comprising the Company's customer base.

     The Company performs ongoing credit evaluations of its customers financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date.

     REVENUE RECOGNITION

     Revenues from regional exclusivity fees are recognized over the period that initial set-up and training services are completed and the Company is satisfied all significant obligations in accordance with the terms of the arrangement and collectability of the related fees is reasonably assured.

     FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The Company reports in U.S. dollars; however, the Canadian dollar is the Company's functional currency. The Company uses the current rate method for translating financial statements denominated in foreign currencies. Under this method, assets and liabilities are translated into U.S. dollars using period end exchange rates, whereas revenues and expenses are translated using average exchange rates for the period. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in shareholder's equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations.

     LOSS PER COMMON SHARE

     Net loss per share computations are in accordance with SFAS No. 128, "Earnings Per Share" and Staff Accounting Bulletin ("SAB") No. 98. Basic net loss per share is computed using the weighted average number of common shares outstanding, after giving retroactive effect to the 1:32 forward stock split, adjusted by the common share exchange ratios of the share exchange described in Note 1. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares consist of stock options and warrants (using the treasury stock method). Common equivalent shares have been excluded from the computation of net loss per share as their effect is anti-dilutive.

     COMPREHENSIVE INCOME

     In December 1997, the FASB issued Statement Number 130 on Reporting Comprehensive Income, which established a new financial statement to be included in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income consists of net

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     income and other comprehensive income. The accumulated balance of other comprehensive income is included in the equity section of the balance sheet. The Company's other comprehensive income consists of foreign exchange translation adjustments.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP98-1"). SOP98-1 provides guidance for determining whether computer software is internal-use software and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The disclosures prescribed by SOP98-1 will be effective for the year ending December 31, 2000 consolidated financial statements. The Company has not yet determined the impact, if any, of adopting this statement.

     In June 1998, the FASB issued Statement Number 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation. The Company has not yet determined the impact, if any, of adopting this statement.

     SEGMENT INFORMATION

     Effective July 1, 1999, the Company adopted the provisions of the FASB's Statement of Financial Accounting Standards Number 131, "Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes the standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial reports. It also establishes standards for related disclosures about products and services and geographic areas. Segment selection is based upon the internal organization structure, the manner in which these operations are managed and their performance evaluated by management, the availability of separate financial information, and overall materiality considerations. Segment performance measurement is based on operating income before income taxes, amortization of intangibles, stock compensation, and merger related costs.

     The Company operates within a single operating segment being online couponing services, and currently operates in only one geographic area being Canada. Substantially all of the Company's assets are located in Canada and substantially all of its revenues are earned in Canada.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     4. BALANCE SHEET COMPONENTS

     (a) ACCOUNTS RECEIVABLE

                                                       SEPTEMBER 30, 1999
                                                       ------------------

         Sales taxes recoverable                           $   66,658
         Advances to consultants                               63,178
         Trade receivables                                      7,354
                                                            ---------
                                                            $ 137,190
                                                            =========

     (b) CAPITAL ASSETS

                                                                    ACCUMULATED            NET
                                                       COST         AMORTIZATION     SEPTEMBER 30,1999
                                                       ----         ------------     -----------------

            Software                                 $  94,063        $  23,515          $    70,548
            Computer Equipment                         270,063          101,760              168,303
            Automobile                                  85,526           21,370               64,156
            Office equipment                            31,171            4,678               26,493
            Furniture and Fixtures                      18,380            2,740               15,640

             Leasehold Improvements                      16,367            2,945               13,422
                                                     ----------       ----------           ----------
                                                     $  515,570       $  157,008           $  358,562
                                                     ==========       ==========           ==========

     (c) ACCOUNTS PAYABLE

                                                       SEPTEMBER 30, 1999
                                                       ------------------

             Trade accounts payable                            $  247,870
             Accrued liabilities                                  126,835
             Employee and payroll taxes                            62,209
                                                                ---------
                                                                $ 436,914
                                                                =========

     (d) DEFERRED REVENUE

                                                       SEPTEMBER 30, 1999
                                                       ------------------

             Deferred exclusivity fees                          $  25,143

     5.  INCOME TAXES

     Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criteria.

     The Company is subject to: U.S. Federal, Colorado and Washington State income taxes in the U.S.; Canadian Federal, and Ontario and British Columbia Provincial taxes in Canada; and Federal taxes for the operations in Hong Kong.

     At September 30, 1999, the Company has net operating loss carryforwards of approximately $2,700,000 arising from Canadian operations available to reduce future Canadian taxable income and approximately $40,000 arising from U.S. operations available to reduce future U.S. taxable income. The Canadian losses expire in 2006 and the U.S. losses expire from 2000 to 2005. The potential benefits relating to these losses have not been recognized in the consolidated financial statements.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     Net deferred tax assets are composed of the following:

                                                               SEPTEMBER 30                   DECEMBER 31
                                                                   1999                           1998

Net operating loss carryforwards                                $2,700,000                        $40,000
Gross deferred tax assets                                        1,180,000                         16,000
Deferred tax asset valuation allowance                           1,180,000                         16,000
Net deferred tax assets                                                 $0                             $0

     Based on a number of factors including, the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

     6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value due to their short-term maturity. The fair value of the obligation under capital lease approximates carrying value as the lease was executed in July, 1999.

     7.  COMMON STOCK

     AUTHORIZED

     65,500,000 common shares with par value of $.01 per share
     1,000,000 preferred shares with a par value of $1.00 per share

     ISSUED

     13,990,000 common shares

     Holders of common shares are entitled to one vote per share on all matters submitted to vote of the shareholders of SUMmedia.com. However, in the election of directors, each holder of common shares is entitled to have as many votes for each share owned as there are directors to be elected. There is no right to accumulate votes in the election of directors. A majority of the votes entitled to be cast on a matter by a voting group constitutes a vote for action on a matter. Subject to preferences that may apply to preferred shares outstanding, the holders of common shares are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up of the assets of the Corporation, the holders of common shares will be entitled to share ratably in the distribution of all assets remaining available for distribution after satisfaction of all liability and the payment of any liquidation preference on any outstanding preferred shares.

     As at December 31, 1998, the authorized common shares of the Company consisted of 50,000,000 common shares with a par value of $.001 of which 2,000,000 common shares were issued and outstanding. Pursuant to a June 4, 1999 Board of Directors resolution, the sole Director and Officer of Reliance agreed to the cancellation of 1,500,000 shares previously issued as compensation. On June 16, 1999, the Board of Directors passed a resolution to adopt a forward stock split at a ratio of 1:32 with the effect that the total issued and outstanding shares would be 16 million. Concurrently, the sole director and officer of

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     Reliance executed a formal waiver of the right to receive 6.21 million post-split shares; the resultant issued and outstanding shares then totaled
     9.79 million.

     On June 24, 1999, the Company's Articles of Incorporation were amended to increase the Company's authorized common stock to 65,500,000 shares.

     As discussed in Note 1, on August 20, 1999, the Company acquired all of the issued and outstanding shares of SUM Media Corp. for the consideration of 3,200,000 SUMmedia.com Inc. treasury shares.

     On August 26, 1999, the Company closed a private placement of 1,000,000 equity units at a price of $1 per unit for gross cash proceeds of $1,000,000. Each unit consisted of one common share and one share purchase warrant. The warrant may be exercised to acquire an additional common share of the Company at a price of $3 for a period expiring 24 months after issuance. The company did not have any warrants outstanding at the beginning of the year.

     In September 1999, the Company announced a private placement which consisted of 500,000 units at a price of $3 per unit for gross cash proceeds of $1.5 million of which $1 million was received by September 30, 1999. In October 1999, the remaining $500,000 was received. Each unit consisted of one common share and one share purchase warrant. The warrant may be exercised to acquire an additional common share of the Company at a price of $4.50 for a period of 12 months from the issuance date.

     For the period ended September 30, 1999, SUM Media Corp. issued 1,378,125 shares of Common Stock to key employees at $0.01 per share which were subsequently exchanged for 490,000 shares of SUMmedia.com. Based on third party stock sales, management estimated the fair value of the Common Stock at the time of issuance to be $0.75 per share. As the fair value exceeded the $0.01 per share received from the issuance of these shares, the Company recorded $1,033,000 of compensation expense in the period.

     8.  COMMITMENTS

     The Company has the following annual commitments for the rental of office premises under the terms of an operating leases:

                         YEAR                                   OPERATING
                         ----                                   ---------

                         2000                                   $ 231,700
                         2001                                     228,850
                         2002                                     228,850
                         2003                                     228,850
                         2004                                      67,750
                                                                ---------
                                                                $ 938,000
                                                                =========

     Office lease payments for the nine months ended September 30, 1999 of $68,510 were included in general and administrative costs. A letter of credit has been issued by Company's bank in the amount of $30,959 for the benefit of the Vancouver landlord.

SUMMEDIA.COM INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

     The Company has the following annual lease commitments for office equipment under the terms of a capital lease:

                          YEAR                                     CAPITAL
                          ----                                     -------

                          2000                                   $  18,456
                          2001                                      18,456
                          2002                                      18,456
                          2003                                      15,380
                                                                    70,748
                                                                 ---------
              Amount representing interest                        (11,303)
                                                                 ---------
                                                                 $  59,445
              Less: current portion                               (18,456)
                                                                 ---------
                                                                 $  40,989
                                                                 =========

     9. RELATED PARTY TRANSACTIONS

     During the nine month period ended September 30, 1999, two shareholders advanced the Company $171,726. The advances are unsecured, non-interest bearing, and without stated terms of repayment.

     The Company incurred $40,500 for management consulting and related services to a company controlled by one of the significant shareholders of the Company during the nine month period ended September 30, 1999.

     10. OPTION PLAN

     In August of 1999, the Company has prepared a stock option plan which provides for issuance of up to 20% of the issued and outstanding common shares of the Company in connection with incentive and non-statutory stock option awards granted to employees, directors and consultants to the Company. Options will be issued in amounts in accordance with terms and conditions as determined by the Company's Board of Directors. The stock option plan is subject to regulatory shareholder and Board of Director approval.

     11. SUBSEQUENT EVENTS

     On September 23, 1999, the Company entered into a lease commitment for office space located in Seattle, Washington. The lease period is for 60 months, commencing November 1, 1999, and is for 3,916 square feet at a base rental rate of $86,152 for the first three years increasing to $90,068 for the fourth and fifth years.

     In October of 1999, the Company's Board of Directors approved the granting of an initial allotment of stock options to employees and directors of the Company to purchase an aggregate of 2,349,000 common shares from treasury, at an exercise price of $3.12 per common share. Of the options granted, 563,760 vested immediately and 939,600 vest October, 2000 and the remainder equally over the following 12 months. Additionally, the Company must secure approval of the Stock Option Plan, under which these options were granted, from the Company's shareholders and necessary regulatory authorities before any of these options are eligible to be exercised.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         The following is a list of all exhibits filed as a part of this registration statement or, as noted, incorporated by reference to this registration statement:

                                 EXHIBIT INDEX

        Exhibit No.              Description and Method of Filing
        -----------              --------------------------------
        Exhibit 2.1              Share Purchase Agreement between JCC Consulting
                                 Services, Ltd., Corbridge Asset Holdings S.A.,
                                 Tigerlily Financial Inc., Grant Peterson,
                                 Jihong Zhang, Andre Dragon, Dennis Malloy.
                                 Albert Szajman, John Veltheer, David Lewis,
                                 Reliance Resources Inc. and SUMmedia Corp.
                                 dated June 11, 1999.

        Exhibit 3.1.1 Amended and Restated Articles of Incorporation dated June 23, 1999.

        Exhibit 3.1.2            Articles of Amendment dated August 20, 1999
                                 (incorporated by reference to the registrant's
                                 Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999).

        Exhibit 3.2              Bylaws adopted by registrant on August 10, 1998.

        Exhibit 10.1             Software License and Services Agreement between
                                 SUMmedia.com and Oracle Corporation Canada Inc.

        Exhibit 21               Subsidiaries of the Registrant.

        Exhibit 27               Financial data schedule.

        Exhibit 99.1             Financial Statements from the Annual Report on
                                 Form 10-KSB for the year ended December 31, 1997 incorporated by reference to the same.

        Exhibit 99.2             Financial Statements from the Annual Report on
                                 Form 10-KSB for the year ended December 31, 1998 incorporated by reference to the same.

        Exhibit 99.3 Financial Statements from the Quarterly Report on Form 10-QSB for the quarter ended September
                                 30, 1999 incorporated by reference to the same.